Exhibit 99.1

Tencent Music Entertainment Group to Report Fourth Quarter and Full Year 2018

Financial Results on March 19, 2019 Eastern Time

SHENZHEN, China, February 19, 2019 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music", “TME”, or the “Company”) (NYSE: TME), the leading online music entertainment platform in China, today announced that it will report its fourth quarter and full year 2018 financial results after the U.S. market closes on Tuesday, March 19, 2019.

Tencent Music's management will hold a conference call on Tuesday, March 19, 2019 at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Wednesday, March 20, 2019 to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	7592581

The replay will be accessible through March 26, 2019 by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10128354

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

ir@tencentmusic.com

+1 (646) 308-1736

Media Relations Contact

TME.PR@icrinc.com

+1 (646) 992-2986